

August 06, 2010

<u>Via U.S. Mail</u>

Stephen A. Schramka
President, Secretary, Treasurer and Director
Mirador, Inc.
420 Nellis Blvd. Ste. 131
Las Vegas, NV 89110

Re: Mirador, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 28, 2010
File No. 333-164392

Dear Mr. Schramka:

We have reviewed your responses to the comments in our letter dated July 9, 2010 and have the following additional comments. Please note that the page references refer to the marked version of your filing provided by counsel.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 3; however, because Mr. Schramka cannot sell the shares prior to the expiration of the lock up agreement, please revise your disclosure by either correctly describing the benefits of registering the share to the potential buyers and sellers of Mr. Schramka's shares or deleting your statement on page 22 that "in light of the fact that future buyers and sellers of such shares may be aided in their establishment of tradability of the shares by the fact they were included in this registration statement."

Prospectus

Outside Front Cover Page

2. Please limit your prospectus cover page to one page.

Exhibit 5.1. Legal Opinion

3. Please file a revised opinion of counsel referencing Form S-1 filed on January 19, 2010, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

         Regards,

         Amanda Ravitz
         Branch Chief - Legal

cc: Abby Ertz
The Ertz Law Group
(619) 795-8400 (facsimile)